GUATEMALA PROPOSES TEMPORARY MORATORIUM ON NEW MINING LICENSES
Tahoe Says No Impact to Escobal Project: Updates Construction Progress

VANCOUVER, B.C. (July 10, 2013) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) reports Guatemala President Otto Perez Molina announced during his weekly television address Tuesday evening, that in an effort to promote consensus in congres ss and to advance support for mining in Guatemala, he will ask congress to approve a two-year temporary moratorium on the granting of new mining and exploration licenses.

Based on discussions with government officials, Tahoe believe the pause in permitting will allow the Energy and Mines Ministry and congress to focus on revisions to the mining law that were proposed earlier this year. President Perez Molina and mining minister Erick Archila have assured Tahoe that this action will in no way affect the exploitation license that the government granted earlier this year for the Escobal project.

The president’s weekly television show was taped at the Tahoe’s Escobal project during the president’s visit on Monday, July 8, 2013. In a very positive atmosphere, he met with mine employees and their families following a tour of the project.

Tahoe holds licenses on 158 square kilometres, including 20 square kilometres of which are held on the Escobal project. None of these licenses will be affected by the proposed action. A number of reconnaissance and exploration licenses remain pending, and this change is not expected to impact the company’s priority rights to these licenses in the future.

Tahoe President and CEO Kevin McArthur said, “Mine construction is going extremely well and preliminary commissioning activities are underway. Whille we are disappointed with the potential effects to our regional exploration programs, Tahoe will continue to work with the Guatemalan government to amend the mining law, ensuring a profita able mining industry and continued economic prosperity in the country.

“While most of our prospective ground is in areas where we hold approved licenses, we will have to pull back on some of our regional work for a period of time,” added Mr. McArthur.

Community Update

The Escobal project has provided over 600 full-time, high-paying local jobs. The trickle-down effect from both the mine and construction activities has s created very positive impacts in the local and regional communities including the start-up of over 100 new businesses.

President Perez Molina lifted the regional state of emergency in the departments of Santa Rosa and Jalapa in June and established a much needed permanent police force in San Rafael Las Flores, the community closest to Escobal. The residents of the San Rafael communities have seen significantly decreased tension since that time, as outside interference has diminished.

Since receiving the final permit for the Escobal project in April, the Company has committed to enhance and strengthen its corporate social responsibility (CSR) programs. A new voluntary royalty (now totaling 5% NSR) was implemented in April 2013, so that outlying communities seeing socioeconomic impacts from the operation will receive funds in order to manage local issues. Multiple community projects are underway or in planning, and the Company has designated a 100 million quetzal (approximately USD$12.5 million) fund to be initiated this year and to be distributed over the next three years to a specific charitable project. In addition, the Company has engaged the non-profit organization BSR to help guide Tahoe’s CSR and human rights programs in Guatemala and at the corporate level.

Security Update

On April 17, 2013, non-lethal force was used at the mine gate against protestors armed with large sticks, clubs and machetes who were engaged in impeding traffic to and from the mine. Seven individuals were injured by rubber bullets and were treated and released at local hospitals. The security management contractor, who is no longer engaged with the Company, was later charged with causing injuries and obstruction of justice. The Company continues to cooperate with Guatemala authorities and will comment further when appropriate.

Project Update

Surface plant construction and underground development of the Escobal project is continuing on-schedule. As of June 30, 2013, engineering, procurement and construction management was 85 percent complete and the Company reached the underground development necessary for commencement of production. The Company completed 4,075 metres of underground development during the first half of the year for a project total of 8,831 metres. Numerous vein cross-cuts on the 1290 and 1265 levels have been established, and drilling of the slot raises and stope blastholes is well advanced to support ramp-up and full production.

Commissioning of the crusher began in June and will continue to advance throughout the process plant circuits as construction is completed over the second half of 2013.

All major components are in place, and construction focus has turned to piping and electrical systems in the mill, conveyor installation to the tailings facility and paste plant, mechanical installations in the flotation and tailings filtration areas, programming and employee training. Phase one construction of the dry tailings facility is complete.

Production is expected to gradually ramp up through the fourth quarter as commissioning of the plant is completed and issues commonly associated with start-up of a metallurgical plant and underground mine are resolved. Commercial production at 3500 tonnes per day is expected in early 2014.

Project completion is estimated to be on budget at the original capital forecast of $326.6 million. The company is fully funded to bring the project to commercial production by early 2014.

A number of project photographs are available on the Company’s website at www.tahoeresourcesinc.com.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Qualified Person Statement
This news release has been approved by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). This news release describes potential future events related to the following:

  the imposition of a temporary moratorium in Guatemala on the granting of new mining licenses, including exploration licenses (the “Moratorium”);
  the effect of the Moratorium on Tahoe, specifically that the Moratorium will not affect the exploitation license for Escobal, and that it will affect the Company’s exploration programs and will cause the Company to pull back on regional exploration work;
  details of the Company’s CSR programs in Guatemala, specifically the implementation of CSR projects and the establishment and operation of a 100 million quetzal charitable project fund;
  status updates relating to construction and development at the Escobal project, including the continuance of dry commissioning and construction completion over the second half of 2013, the commencement of wet commissioning late in the third quarter of 2013;
  the gradual ramp up of production through the fourth quarter of 2013;
  achieving commercial production at 3500 tonnes per day in early 2014; and
  maintaining the previously disclosed estimated project completion budget of $326.6 million.

Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the expected implementation of the Moratorium and the terms thereof, expected cash flow and earnings, the expected the costs of development and achieving commercial production, as well as the expected price of silver and other metals, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive.

Actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, the Moratorium on new mining concessions, if passed by the Guatemalan Congress, may be broader or narrower in scope than anticipated and any revisions to the mining law in Guatemala, if achieved, may be different than anticipated. Country risks and civil unrest may have an adverse impact on Tahoe and its operations. Project cost overruns, unanticipated costs and expenses, fluctuations in metal prices and currency fluctuations may impact the expected budget and timeline for construction and production. In addition, a lack of availability of additional funds (if needed) would have an adverse impact on Tahoe and its operations. Tahoe and its business and the results referred to in the forward-looking statements made herein are subject to general market and industry conditions.

There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current Annual Information Form available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807